UNITED STATES

SECURITIES AND EXCHANGE COMMISSION 100 F Street, N.E.

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                                                PARAMOUNT GOLD MINING CORP. (Name of Small Business Issuer in its charter)

DELAWARE	20-3690109
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)
237 Argyle Avenue, suite 100
Ottawa, Ontario, Canada	K2P 1B8
(Address of principal executive offices)	(Zip Code)
(613) 226-7883

Issuer’s telephone number

Securities to be registered under Section 12(b) of the Act: None Securities to be registered under Section 12(g) of the Act:

Common Stock (title of class)

TABLE OF CONTENTS

PART I

Item 1.	Description of Business.	4
Item 2.	Management’s Discussion and Analysis or Plan of Operation.	18
Item 3.	Description of Property.	28
Item 4.	Security Ownership of Certain Beneficial Owners and Management.	28
Item 5.	Directors and Executive Officers, Promoters and Control Persons.	29
Item 6.	Executive Compensation.	33
Item 7.	Certain Relationships and Related Transactions.	35
Item 8.	Description of Securities.	36

PART II

	Market Price of and Dividends on the Registrant’s Common Equity and
Item 1.		37
	Related Stockholder Matters.
Item 2.	Legal Proceedings.	37
Item 3.	Changes in and Disagreements with Accountants.	37
Item 4.	Recent Sales of Unregistered Securities.	37
Item 5.	Indemnification of Directors and Officers.	38
PART F/S

	Financial Statements	39
PART III

Item 1.	Index to Exhibits.	51

PART I

     This Registration Statement on Form 10-SB contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. The reader should not place too much reliance on these forward-looking statements. Although the Company believes the information contained in these forward looking statements is accurate, actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the “Risk Factors” section and elsewhere in this Registration Statement.

     In some cases, you can identify forward-looking statements by our use of words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative or other variations of these words, or other comparable words or phrases. The forward-looking statements included herein are based on current beliefs and expectations that involve a number of risks and uncertainties. Although we acknowledge that we are not a reporting company under Section 12 (g) of the Exchange Act and our stock is considered a penny stock, we provide this mention of forward looking statements to ensure adequate attention may be made of such statements as the reader proceeds through the course of the disclosure contained herein.

     Accordingly, to the extent that this Registration Statement contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of us, please be advised that our actual financial condition, operating results and business performance may differ materially from that projected or estimated by us in forward-looking statements. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions; intense competition, including intensification of price competition and entry of new competitors and products; adverse federal, state and local government regulation; inadequate capital; unexpected costs and operating deficits; increases in general and administrative costs; lower sales and revenues than forecast; loss of customers; technological obsolescence of our products and services, technical problems with our products and services, inability to raise prices; failure to obtain new customers; the possible fluctuation and volatility of our operating results, financial condition and stock price; inability to carry out marketing and sales plans; loss or retirement of key executives; and other specific risks that may be described in this Annual Report or in other reports filed by us with the Securities and Exchange Commission. In addition, our business and operations are subject to substantial risks that increase the uncertainty inherent in the forward-looking statements. The inclusion of forward-looking statements in this Registration Statement should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Forward-looking statements are based on management's beliefs, expectations and projections on the date they are made. We assume no obligation to update forward-looking statements if management's beliefs, expectations or projections or other circumstances should change. Investors should not place undue reliance on forward-looking statements.

WHO WE ARE

     Unless otherwise noted the terms “PGDP,” the “Company,” “we,” “us,” and “our,” refer to past and ongoing business operations conducted in the form of Paramount Gold Mining Corp. and its respective subsidiaries, if any.

Item 1.

Description of Business.

Paramount Gold Mining Corp. (the “Company”, “Paramount” or “PGDP”), a Delaware corporation is an exploration stage company which has as its core business, precious metals exploration. The Company currently has two properties under option, San Miguel Groupings in Mexico and Linda in Peru. In addition, the Company is in the due diligence phase of evaluating a third property, La Blanca in Mexico. There is no assurance that a commercially viable mineral deposit exists on any of these three properties, and further exploration will be required on each property before a final evaluation as to the economic and legal feasibility is determined.

The Company was reincorporated on March 29, 2005 as Panelmaster Corp., which had been a previously incorporated company whose Certificate had expired with the State of Delaware. On April 14, 2005, the Company amended its Certificate of Incorporation, changing its name to Paramount Gold Mining Corp.

The President of Paramount is Chris Crupi, a former Vice President of PricewaterhouseCoopers. Mr. Crupi has committed to spend 50% of his time on his duties at Paramount, which include overseeing administrative and operations activities. In addition to his duties at Paramount, Mr. Crupi is also President and CFO of AmMex Gold Mining Corp., a private exploration company with a property in Mexico.

All exploration activities in Mexico are managed by Bill Reed. Mr. Reed is a consultant to the Company and has committed 50% of his time to his duties at Paramount. In addition to his duties at Paramount, Mr. Reed is also Chief Geologist of AmMex Gold Mining Corp., a private exploration company with a property in Mexico.

On December 12, 2005, the Company announced that John Simons had agreed to join the Company as a senior advisor. Mr. Simons is a geologist who has had experience in the 1970s drilling multiple concessions on the San Miguel project. Mr. Simons will work on an as-needed basis to assist Mr. Reed in determining the most appropriate drill targets at San Miguel.

The Manager of Exploration in South America is Alain Vachon. On December 20, 2005 the Company signed a consulting agreement with Alain Vachon to manage all exploration activities at the Company’s Linda project in Peru (see Exhibit 10.10) . He will devote 50% of his time to Paramount and 50% of his time to Gold Hawk Resources Inc., a public company trading on the TSX Venture Exchange.

Paramount has an option to acquire up to a 70% interest in the San Miguel Groupings by spending $2.5 million on exploration in the first 30 months of the date of the option agreement dated August 3, 2005. San Miguel is comprised of 12 concessions covering approximately 800 acres with an estimated 6 kms of strike. It is located in Chihuahua, Mexico and lies in the Temoris mining district, part of the gold-silver belt of the Sierra Madre Occidental, just a few kilometers northwest of the town of Temoris. It can be accessed by vehicle and railway and has well-developed infrastructure with a recently constructed 33,000 volt power line. Click on this link to view a small-scale map of the property: http://www.paramountgold.com/Projects/Maps/SanMiguelMap.asp

The Temoris mining district lies within a northwest trending belt of gold and silver deposits in the western portion of the Sierra Madre Occidental. Gold/silver mineralization in the project occurs as quartz veins and breccias within the west-northwest- and north-northwest-striking faults.

Paramount will obtain title to the property, with a 70% earned interest, once Paramount has expended $2.5 million in exploration activity.

At San Miguel, host rocks include tertiary age andesite agglomerates, flow and tuffs that have been intruded by hyperbysal rhyodacitic bodies. Known silver mineralization exposed in historic mine workings include high angle brecciated quartz veins separated by zones of mineralized stockwork quartz veining. The significance of the above is that similiar aged rocks of the same type host bulk tonnage gold and silver mineralization at El Sauzal, which is a mine operated by Glamis gold. There is no assurance that this similiarity in rock structure will lead to the discovery of a deposit, but it does assist Paramount in defining target areas for drilling.

In the mid 1970’s, a drill program conducted by Simons and Associates outlined an 850,000 tonne resource averaging 4.5 ounces per tonne silver. This drill program indicated the presence of a resource equal to 3,825,000 ounces of silver, however due to the fact that the drill holes were 50 meters apart, which is too far a distance to qualify a resource as a known reserve, Paramount needs to complete further drilling with holes closer together to determine if this resource could become a known reserve. Therefore, it is important to note that this resource is not a known reserve and may never become one. Further, there are no known reserves at any of the 12 concessions that comprise the San Miguel Groupings.

At San Miguel, the Company is concentrating its efforts to define a silver occurrence that strikes NNW comprised of multiple high angle brecciated quartz veins containing high grade silver mineralization [ 10 to 20 ounces per tonne ] separated by zones of mineralized stockwork quartz veining with lower silver grades. We are following this zone to the NNW and SSE.

Paramount is planning a 5-phase exploration program on the following 5 concessions at San Miguel: San Luis, Sangre de Cristo, El Carmen, Tres SSS and Las Tres BBB and Las Tres SSS (where the San Jose zone is located). It is important to note that the phases described below will overlap, for example, in the case where a target is defined in Phase 1 or 2, we may proceed to Phase 3 right away while still doing Phase 1 and 2 work on other parts of the concession.

Phase 1 of exploration activities involves detailed geologic mapping and rock chip sampling of outcrops every 5 meters on 40 meter spaced sample lines. Paramount commenced this phase in November 2005 and expects to complete work on all of the above noted concessions in April 2006. Thus far in this phase, Paramount has conducted a sampling program managed by Bill Reed on the Tres SSS concession at the San Jose zone. Mr. Reed has retained the services of an independent geologist and several contract workers to assist him in carrying out these sampling programs. Grid rock chip sampling of outcrops was done at San Jose over a 100 by 250 meter zone with samples spaced at 5 meter intervals on 40 meters spaced sample lines. This phase will continue until the surface expression of the silver-bearing zone is completely defined. In some areas this includes shallow hand dug surface trench to remove old dumps from small-scale historic mining operations that occasionally mask outcrops. Phase 2 is being done concurrently with Phase 1 activities where underground mine workings are accessible. This phase involves sampling accessible underground mine workings to further define drill targets. It is expected that phase 2 will last until April 2006. Phase 3 will involve application for drill permits and associated roads and drill pads. This process takes 10 days to complete the application for drilling and 30 days to get the application approved and the drill permits issued. Once the drill permits have been issued, Phase 4 will begin which includes drilling for 2 months. Phase 5 involves more drilling for subsequent 2 month period.

It is expected that Phase 1 of the exploration program will cost a total of $100,000, of which $30,000 has already been spent, Phase 2 will cost $40,000, Phase 3 will cost $8,000 and Phase 4 will cost $300,000 and Phase 5 will cost approximately $400,000 to $500,000. Paramount will determine whether to proceed with each successive phase of the exploration program upon completion of the previous phase, and upon analysis of results from that phase. It should be understood that even if Paramount completes all phases of our current exploration program and is successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit (a reserve).

The Company’s second project is the Linda property in Peru. This is a property that is under option with Minera ABX Exploraciones S.A., a subsidiary of Barrick Gold Corporation. A definitive agreement was signed with Minera ABX Exploraciones S.A., on December 19, 2005 (see Exhibit 10.9) that enables Paramount to earn a 51% interest in the Linda property. The manager of exploration for the Linda project is Alain Vachon. Mr. Vachon signed a consulting agreement with Paramount and will spend 50% of his time on Paramount activites and 50% of his time at Gold Hawk Resources Inc., a public company trading on the TSX Venture Exchange. In addition to Mr. Vachon, three contract workers have been retained to assist in the exploration program: two geologists, one technician and three field workers, all of whom report to Mr. Vachon on the Linda project.

The Linda property is an exploration project and there are no known reserves. There exists good infrastructure, access to power, and good road access due to mining operations nearby. The Linda property is located at 250 km to the South-South-East of the town of Ayacucho, District of Chipao, Province of Lucanas, Department of Ayacucho, Peru. The property is located on the northwest flank of the inflexion of Abancay, a regional disturbance at the macro scale of a NW trending volcano-sedimentary belt. It is characterized by a typical Andean structural pattern delineated by dominant NW trending structures cut by NE ones. Click on this link to view a small-scale map of the property: http://www.paramountgold.com/Projects/Maps/LindaPropertyMap.asp

The immediate area of the project is occupied by a series of sedimentary rocks including limestone, calcareous siltstones and shale of late Jurassic or early Cretaceous age and, young volcanic of the lower Cretaceous to Quaternary age. The rocks are cut by several intrusive breccias and felsic intrusions.

Past work on the property includes IP and 8 short diamond drill holes realized by North in 1998 and, detailed surface sampling by Horschild and Barrick in 2003-2004. This work led to the following conclusions: The project is suitable for low grade heap leaching large volume operation; the project presented skarn, porphyry and Carlin type affinities; alteration and mineralization are spread over a 1.5 km x 1.0 km zone; one hole indicated that oxide mineralization is at least 24 m deep; and the target is not confined to what has been delineated so far.

Mineralization and alteration are associated with zones of silicification, siliceous hydrothermal breccias and de-carbonatization. Alteration minerals are: silica, chalcedony, opal and advanced argillic clay minerals.

Previous sampling by Barrick Gold shows the following results: 263 samples out of 927 (28%) have returned gold values greater than 0.3 g/t Au including 169 with gold values greater than 0.5 g/t, 59 with gold values greater than 1 g/t and, 5 with gold values greater than 5 g/t Au. The arithmetical average of all samples that have values greater than 0.3 g/t Au stands at 0.93 g/t Au.

Paramount has planned a 3 phase exploration program at Linda managed by Alain Vachon. Assisting Alain Vachon are a number of contractors retained directly by Mr. Vachon. Paramount is trying to identify a heap-leach bulk gold deposit with gold grades that average 1 gram per tonne or higher.

Phase 1 of exploration activities involves detailed geologic mapping and rock chip sampling, followed by an Induced Polarization (IP) survey. Paramount has just completed phase 1 at a cost of $50,000.

Phase 2 will involve application for drill permits and associated roads and drill pads. Phase 2 commenced on January 16, 2005 and it is expected to cost $15,000. The timeframe to obtain a drilling permit is expected to be 20 days.

Phase 3 will involve 2,000 meters of drill testing of targets defined in phase 1. Phase 3 will commence once the drill permit has been granted, which is expected to be by mid-February, 2006. Phase 3 will take 2 months and is budgeted to cost $240,000.

Paramount will determine whether to proceed with each successive phase of the exploration program upon completion of the previous phase, and upon analysis of results from that phase. It should be understood that even if Paramount completes all phases of our current exploration program and is successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit (a reserve).

Paramount entered into an option agreement with Sydney Resource Corporation on September 20, 2005, but decided to terminate this option agreement following due diligence.

Paramount does not expect to generate revenues from either the San Miguel or Linda projects in the next 2 years. Further, it is not Paramount’s objective to enter the mine management business, but rather hopes to identify a resource that will enable them to attract a larger company to partner with who has experience developing and managing a mine.

Paramount is in the due diligence phase of evaluating a potential third property known as La Blanca. La Blanca consists of 4 concessions totaling 140 hectares located in the municipality of Guazapares in Southwestern Chihuahua, Mexico. Access is by the Chihuahua-Pacific railway, or by gravel road from Chuhuahua, or by light aircraft to the village of Tremoris.

The property lies in a shallow valley at an elevation of 1500 meters above sea level. Water is plentiful with rainfall averaging 100 cm per annum. The area lies in the geological province known as the Sierra Madre Occidental, a northwestern trending belt of Tertiary volcanic rocks that consists principally of flat-lying basalts, below, and zhyolites, above. The province hosts the Durango gold-silver belt, a productive precious metal district that includes quartz vein, lode and manto type deposits. La Blanca lies within this belt in the Guazapares camp, a formerly productive silver and gold camp that is chacterized by two sets of narrow quartz veins striking northwesterly and spaced approximately 2.5 km apart.

A 2-phase reverse circulation drilling program totaling over 5,500 meters in 50 holes done in 1991.has shown that an area of economic interest, the River zone, that is characterized by a vein and stockwork system in intensely kaolinised rhyolite tuff is present beneath a cover of overburden. Three distinct zones have been identified, an upper zone of intense weathering, a water table and a lower zone of hypogene ore, all of which are mineralized. The significance of this is that drilling has indicated a resource of approximately 29 million ounces of silver. It is important to note that this resource is not a proven reserve and will require further drilling by Paramount, with the drill holes spaced 50 meters apart, to validate. Therefore, there are no known reserves at La Blanca.

Paramount is still in the due diligence stage with La Blanca and will decide by January 20, 2006 whether it will proceed with this property or not. If it chooses to proceed, the Company will plan a phased-in exploration program complete with time frames and budgets.

Competition

There are two mining companies in close proximity to Paramount’s San Miguel project in Mexico, Palmarejo Gold and Gammon Lake Resources, and there are no mining companies in the vicinity of the Linda project in Peru, although Barrick Gold does operate a mine in southern Peru with known reserves in excess of 10 million ounces of gold. Palmarejo has announced a known reserve of 3.1 million ounces of gold and Gammon Lake recently increased the size of their known reserves from 7.5 million ounces of gold to 10 million ounces. Although these companies operate in the same vicinity as Paramount, they cannot be considered competitors due to the fact that if Paramount should ever be successful in identifying a mineable deposit, there is a global market for precious metals that Paramount can readily sell into. In fact, the gold and silver markets are using more gold and silver than is currently being produced, causing a demand for these metals that would enable Paramount a ready market to sell into. Even if another mining company were to discover a significant deposit, there would remain a market to sell into, the only risk being that the price of the metal may fluctuate with global supply and demand.

BUSINESS OF THE ISSUER

Paramount signed an agreement dated August 2, 2005 with Amermin S.A. de C.V., the Mexican subsidiary of American Stellar Energy Inc., a publicly-listed company, OTC:AMRS (Exhibit 10.1) . The exploration manager for the project is Bill Reed. Mr. Reed has committed to spend a minimum of 50% of his time on his duties to Paramount Gold. Mr. Reed has also committed to spend the balance of his available time working as Chief Geologist for AmMex Gold Mining Corp., a private exploration company with a property in Mexico.

SAN MIGUEL:

A summary of the key terms of the Option Agreement signed with American Stellar Energy Inc. include (Exhibit 10.1):

1. Paramount can earn a 25% interest in San Miguel by making a payment to American Stellar of $250,000. This payment has been made. Paramount must issue to American Stellar 300,000 restricted shares, and this stock has been issued.

2.	Paramount can increase its interest in San Miguel to 35% by making a payment of $100,000 - $50,000 on December 17, 2005 and $50,000 on February 17, 2006. The $50,000 payment due on December 17, 2005 was made on time.

3.	Paramount may further increase its interests in San Miguel to 55% by expending $1 million on exploration activity within 18 months of the date of the agreement dates August 3, 2005. At this point, Paramount must issue to American Stellar an additional 200,000 restricted shares.

4.	Paramount may further increase its interests in San Miguel to 70% by expending $1.5 million on exploration activity within 30 months of the date of the agreement dates August 3, 2005. At this point, Paramount must issue to American Stellar an additional 200,000 shares.

5. American Stellar agrees that Paramount will have the right to process ore outlined above in #8, at the La Currita Mill at a minimum rate of 75 tons per day. Tonnage allowance will be subject to ore that has been delivered to the mill and the availability of an operational Mill. Paramount agrees to pay ore processing fees to American Stellar at a rate equal to the actual milling costs per ton plus 10% of the net smelter proceeds. American Stellar agrees that Paramount will have the first right of refusal to participate in any mill improvements that will increase the daily capacity of the La Currita mill operation, therefore increasing Paramount’s minimum rate (75 tpd) proportionally.

6. Paramount will be manage all exploration activities at San Miguel.

The Company signed a Letter of Intent on September 20, 2005 with Sydney Resource

Corporation (TSXV:SYR) regarding the Yoquivo property in Mexico. Following due diligence, the Company decided to terminate this agreement.

Paramount signed a Letter of Intent with Minera ABX Exploraciones S.A., a subsidiary of Barrick Gold Corporation (Exhibit 10.2), on October 6, 2005 regarding the Linda property in Peru. Following due diligence, the Company decided to move forward with the Linda project and sign a definitive agreement. The definitive agreement was signed on December 19, 2005 (Exhibit 10.2) .

LINDA PROPERTY:

A summary of the key terms of the agreement include:

1. Paramount must execute a 2000 meter drill program on or before December 31, 2006 and must execute a 4000 meter drill program on or before December 31, 2007, in order to earn a 51% interest in the Linda property;

2.	Paramount will fund and manage the 6000 meter drill programs;

3.	Barrick will be granted a back-in right exercisable at any time after Paramount acquires 51%

interest in the Property to reach a 65% interest in the Project if exploration work uncovers a gold resource greater than 2 million ounces. To reach said 65% interest Barrick will reimburse Paramount two times all exploration expenditures incurred by Paramount. At this point, Barrick will be deemed to have 65% interest and Paramount a 35% interest and Barrick will become the operator of the Project.

Paramount signed a Letter of Intent on December 8, 2005 with Drilling Consultants Inc. (Exhibit 10.3) to acquire a 100% interest in the La Blanca property located adjacent to the Company’s San Miguel property in Mexico. Paramount also signed an agreement with American Stellar Energy Inc. (their partner at San Miguel) to enable American Stellar to earn a 30% interest in La Blanca, thus leaving Paramount with a 70% interest. The letter of Intent includes a due diligence period that extends to January 20, 2006, during which time Bill Reed and members of the work crew at San Miguel will take samples at La Blanca to determine the prospects for the property. Following the completion of its due diligence, Paramount must inform Drilling Consultants Inc. of its intent to proceed or not with the property. If Paramount elects to proceed, a definitive purchase and sale agreement must be completed and signed on or before January 31, 2006. The terms of the definitive purchase and sale agreement will be the same as those agreed to in the Letter of Intent.

LA BLANCA:

A summary of the key terms of the Letter of Intent signed with Drilling Consultants Inc. include (Exhibit 10.3):

1)	PGDP will have an exclusive due diligence period that extends to January 20, 2005. DCI further agrees to provide PGDP access to the 4 mining concessions during the due diligence period in order that PGDP may conduct on-site testing.

2)	PGDP has the option to acquire a 100% interest in La Blanca by making payments to Drilling Consultants totaling $930,000, of which $50,000 has already been made, and by assuming payments to the former landowner, on behalf of Drilling Consultants, totaling $2,504,000.

At the completion of the due diligence period, PGDP will inform DCI of its intention to proceed or not with the Agreement. If it chooses not to proceed, PGDP will forfeit the US$50,000 deposit (as long as Term 5 as noted above has been satisfied). If PGDP elects to proceed, both parties agree to sign a definitive Purchase and Sale Agreement on or before January 31, 2006 to formally close this transaction.

A summary of the key terms of the Agreement signed with American Stellar Energy Inc. regarding their option to earn a 30% interest in La Blanca from Paramount include (Exhibit 10.4):

1. American Stellar Energy will have the right to earn a 10% interest and up to a 30% interest by making payments to Drilling Consultants totaling $70,000, and by assuming 20% of a total of $2,680,000 in payments to the former landowner, on behalf of Drilling Consultants.

PROJECT DESCRIPTIONS I.__SAN MIGUEL GROUPINGS

The following is an overview on the San Miguel Groupings. A detailed technical report on San Miguel, La Curitta and La Millionaire, dated October 8, 2005, was written for American Stellar Energy Inc. by Jon Lehmann L.P.G., an independent geologist. The report includes all three of American Stellar’s properties, however only the information on San Miguel is pertinent to Paramount Gold. A copy of the technical report is attached (“Exhibit 10.7”) ..

The San Miguel Groupings is located in Chihuahua, Mexico and lies in the Temoris mining district, part of the gold-silver belt of the Sierra Madre Occidental, just a few kilometers northwest of the town of Temoris. It can be accessed by vehicle and railway and has well-developed infrastructure with a recently constructed 33,000 volt power line. The project covers approximately 800 acres with an estimated 6 kms of strike in the historic gold/silver mining district.

The Temoris mining district lies within a northwest trending belt of gold and silver deposits in the western portion of the Sierra Madre Occidental. Gold/silver mineralization in the project occurs as quartz veins and breccias within the west-northwest- and north-northwest-striking faults.

The San Miguel Groupings are made up of several claims and past producing mines known as Santa Clara, Las Tres S.S.S., San Luis, El Carmen, Swanick, Sangre De Cristo, Las Tres B.B.B., Guadalupe De Los Reyes, San Juan, El Rosario, San Miguel (Head of group) and Empalme.

There are three distinct systems of parallel faults and fracture within the area examined. The first and principal system is one striking N30W and dipping 50 degrees to the East. This system contains most of the deposits in the district and has a continuous strike length of approximately 6 kilometers. A minor N4W system has displaced the N30W system in the vicinity of the San Luis mine area, and it is probable that this intersection concentrated the high Gold values in this particular deposit.

All of the mines have been developed by either shafts or adits to shallow depths except for the San Luis mine.

San Luis Mine

The San Luis area has been developed by an incline striking N30E and dipping 50 to 55 degrees to the East following the Easterly dip of the San Luis vein to an inclined depth of 815 feet. Levels have been established at the 300, 350, 375, 400, 500, 560, 600, 640, 670, 700, 738, 768, and

815 foot depths. Development to the North-West is at the 300, 350, and 640 levels and the remainder of the levels have been developed to the Southeast. Thirty meters of strike length was developed to the Southeast.

Readers of this information contained below should keep in mind that any gold/silver grades mentioned are based on old Mexican data and will have to be confirmed by Paramount.

The San Luis Mine flooded in late 1963 and was never re-opened because of low gold prices and the lack of capital, despite attractive gold grades remaining in the mine.

These are some of the Mexican samples reported from level 640, 670 and 700.

	Guazapares San Luis Assays

	Muestras NIV. 640			Muestras NIV. 670

No.	Au gpt	Ag gpt	No.	Au gpt	Ag gpt

1	104	94	4	135	139

2	380	212	5	328	224

3	506	156	6	310	200

13	1047	475	7	156	114

14	398	195	15	630	360

15	994	406	16	3	72

16	812	308	17	202	112

			18	131	145

	Muestras	NIV. 700

No.	"A" Au gpt	"A" Ag gpt		"B" Au gpt	"B" Ag gpt

1	2	72		4	68

2	5	198		5	198

3	19	47		10	47

4	10	45		17	53

5	80	83		204	391

6	60	900		620	2184

7	20	70		130	72

14	11	74		463	254

15	98	35		7	81

16	12	108		28	122

The San Luis Mine has found ore in the old workings averaging 10 gpt gold, 250 gpt silver, and 10.0% lead/tonne. Galena ore mined from the pillars has averaged 18 gpt gold, 400 gpt silver, and 5.0% lead. The vein varies from 3 to 4 meters wide. The operators were hauling ore by truck to a small floatation plant approximately 3 kilometers away. Data made available by the parties operating this mine and mill show that ore extracted from the mine has averaged about 12 gpt Au, 350 gpt Ag, and 10% Pb per tonne.

El Carmen (147 acres)

This adjoins the San Luis claims on the North and covers the continuation of the vein system. It is one of the most important claims and a previous large producer. The San Antonio Hill, covered by the Carmen claim seems to have been the best mineralized area on this whole vein system. The El Carmen is estimated to have an ore body 700 meters long and worked for 300 feet above and 150 feet below the main longitudinal tunnel. The vein has been said to be from 4 to 12 feet wide.

Santa Clara (37 acres)

According to a copy of an old report by the late Sr. Eduardo Ptacknick, the last owner to work these mines and obtain production on a formal scale, this mine was opened by a tunnel on the vein 600 feet long, and the vein was eight feet wide. He stated that he considered it one of the richest in the district. An outcrop exists 3.0 meters wide.

Samples were taken of ore piled on the dump, with the following results:

G-#1 hosting	2.7	gpt Au and 324 gpt Ag
G-#2 hosting	3.5	gpt Au and 356 gpt Ag

Las Tres S.S.S. (47 acres)

This lies immediately North of the Santa Clara claim. The workings that could be entered for a short distance showed altered andesite with seams of quartz. Sample G-#3A, taken from a width of 0.25 meters, sampled 7.0 gpt Au and 520 gpt Ag.

Las Tres B.B.B. (57 acres)

This claim is North of the Las Tres S.S.S. claim. In the La Paz Mine the vein appears to be about 3 feet wide and has been stoped for over 100 feet, but the stopes were inaccessible. Following is samples of ore piled on the patio,

Sample results showed:

G-#4 hosted 2.0 gpt Au, 265 gpt Ag, 10.8% Pb, and 12.1% Zn. G-#5 hosted 3.0 gpt Au, 577 gpt Ag, 3% Pb, and 10% Zn.

Continuing northerly is the Consuelo Mine. Here there are extensive caved stopes and large dumps. The stopes seem to be from 3 to 4 meters wide. A sample of brecciated country rock cemented by quartz, in the following:

G-#6 hosted 3.5 gpt Au, 304 gpt Ag, 10.3% Pb, and 22.6% Zn.

STATUS OF WORK PROGRAM AT SAN MIGUEL (as of December 12, 2005):

On December 8, 2005, Paramount announced results of an initial sampling program at several concessions that make up the San Miguel Groupings.

SAN JOSE

Paramount mapped and collected rock chip samples over the San Jose zone on 6 sample lines spaced 40 meters apart with samples collected every 5 meters along each line, with the following results:

13 samples ran over 500 grams/tonne silver

9 samples ran between 300 and 499 grams/tonne silver 35 samples ran between 150 and 299 grams /tonne silver 32 samples ran between 90 and 149 grams/tonne silver 56 samples ran between 30 and 89 grams/tonne silver 70 samples ran between 5 and 29 grams/tonne silver 10 samples contained less than 5 grams/tonne silver

In the San Jose zone there are mining workings (pits, shafts and adits) that can be followed along strike for more than 300 meters. The sample program has identified a zone over a width of 50 meters and a strike length of 250 meters, with an average grade of 225 g/t Ag, and is open in both directions to the NNW and SSE. General strike of this structure N30W dipping 70 to 50 toward NE.

At least three well defined additional alteration zones with anomalous silver values outcrop to the south and north of the San Jose zone. The southern most zones are the Santa Clara and La Union zones

In Santa Clara area, the structure can be detected along 500 meters with surface mining workings (pits, shafts). No sampling was done by Paramount in this phase of exploration.

La Union structure is a segment of the San Jose structure, displaced by post mineral faulting 40 meters to the west. Dimensions of this mineralized structure are 600 meters by 10 to 30 meters in width. Mineralization is controlled by a hyperbysal intrusive. The results of exploration sampling (41 samples) by a previous operator reported Au values of < 1 to 22 grams/tonne and Ag values in the 7 to 1320 grams/tonne range. These La Union sample results have not yet been confirmed by Paramount.

In the mid 1970’s, a drill program conducted by Simons and Associates outlined an 850,000 tonne resource averaging 4.5 ounce per tonne silver. This drill program indicated the presence of a resource equal to 3,825,000 ounces of silver, however due to the length of time since this drilling was done, Paramount needs to complete further drilling to validate the existence of this resource. It is important to note that this resource is not a proven reserve. Further, there are no known reserves at any of the 12 concessions that comprise the San Miguel Groupings. Investors should understand that a great deal of exploration work remains to be completed before any conclusions can be made about the presence of a mineable resource.

SAN LUIS

To the NNW of the San Jose zone is the San Luis mine area, which includes a former producing gold mine. The known mineralization occurs in a chimney, as a result of the intersection of two secondary structures within the Guazapares fault. Partial mining of this zone by the Alaska Juneau Mining Co. between 1958 and 1962 reached a depth of 815 feet down a 60 degree inclined shaft. The reported Au results were in some instances as high as 1 Kg/ tonne.

During the geological studies carried out by Paramount, a systematic sampling was done with three lines.

	Line	Width	Au g/t	Ag g/t	Pb %

9		6.45	5.00	75.00	5.29

9		4.40	0.42	16.72	-

10		5.00	-	118.48	-

10		20.00	-	57.85	-

11		6.40	-	740.00	-

A 15 meter long channel sample collected in the presence of Bill Reed by Jon H. Lehman (author of a 43-101 geological report dated October 2005) from the 300 foot level in the San Luis mine ran 85.2 grams/tonne gold and 339 grams /tonne silver.

The significance to investors of the above results is there is unmined high grade gold and silver mineralization adjacent to the old mined-out zones in this area, which assists Paramount in identifying specific drill targets.

SAN ANTONIO – EL CARMEN

This zone is controlled by a semi parallel fault system of variable strike N20 – 40W dipping toward NE and SW. The mining workings are distributed in an area of 900 meters long by 60 meters wide, outcrops are scarce, but some of the samples in the mine workings collected by Paramount include: at San Antonio 367.2 gpt Ag across 6.8 meters and 1,720 gpt Ag across 1.1 meters; at El Carmen 1,674 gpt Ag across 1.4 meters and 301.25 gpt Ag across 2 meters.

In the Guadalupe de los Reyes and Sangre de Cristo areas, semi parallel mineralized structures [to the Guazapares system], are developed in fault zones. There is no information about these zones, but field reconnaissance indicates large structures 5 to 25 meters thickness with a maximum of 25 gpt gold reported by local small scale miners.

The significance to investors of the above results is that they indicate that further detailed sampling is justified and required to define drill targets. Therefore, further sampling will continue as part of phase 1 activities on the above areas.

The assaying of all samples taken by Paramount and described above was conducted by ALS Chemex labs in Vancouver.

II. LINDA PROPERTY, PERU

The Linda property is comprised of six mining concessions totaling 45,000 hectares. It is located within a mining district which is currently being intensively explored by several junior and major companies including Barrick Gold, Newmont Mining and Southern Peru.

The Linda property is an exploration project and there are no known reserves. There exists good infrastructure, access to power, and good road access due to mining operations nearby. The Linda property is located at 250 km to the South-South-East of the town of Ayacucho, District of Chipao, Province of Lucanas, Department of Ayacucho, Peru. The property is located on the northwest flank of the inflexion of Abancay, a regional disturbance at the macro scale of a NW trending volcano-sedimentary belt. It is characterized by a typical Andean structural pattern delineated by dominant NW trending structures cut by NE ones. The immediate area of the project is occupied by a series of sedimentary rocks including limestone, calcareous siltstones and shale of late Jurassic or early Cretaceous age and, young volcanic of the lower Cretaceous to Quaternary age. The rocks are cut by several intrusive breccias and felsic intrusions.

Past work on the property includes IP and 8 short diamond drill holes realized by North in 1998 and, detailed surface sampling by Horschild and Barrick in 2003-2004. This work led to the following conclusions: The project is suitable for low grade heap leaching large volume operation; the project presented skarn, porphyry and Carlin type affinities; alteration and mineralization are spread over a 1.5 km x 1.0 km zone; one hole indicated that oxide mineralization is at least 24 m deep; and the target is not confined to what has been delineated so far.

Mineralization and alteration are associated with zones of silicification, siliceous hydrothermal breccias and de-carbonatization. Alteration minerals are: silica, chalcedony, opal and advanced argillic clay minerals.

Previous sampling by Barrick Gold shows the following results: 263 samples out of 927 (28%) have returned gold values greater than 0.3 g/t Au including 169 with gold values greater than 0.5 g/t, 59 with gold values greater than 1 g/t and, 5 with gold values greater than 5 g/t Au. The arithmetical average of all samples that have values greater than 0.3 g/t Au stands at 0.93 g/t Au.

STATUS OF WORK PROGRAM AT LINDA (as of December 12, 2005):

On December 13, 2005, Paramount announced the commencement of a work program, managed by Alain Vachon, Manager of Exploration, South America. In addition to Mr. Vachon, six contract workers have been retained to assist in the exploration program: two geologists, one technician and three field workers, all of whom report to Mr. Vachon on the Linda project.

The crew of six persons, including two geologists (one is a former Newmont and Teck geologist), are currently completing a detailed geological survey and sampling program within and outside the gold anomalous zones previously delineated by Minera ABX-Horchild-North.

To-date, 90 samples have been collected and the results show 28% with values greater than 300 ppb, indicating that the mineralization is associated to NW trending silicified structures coinciding with fold axis affecting the limestone and, some silicified breccia developped at the intersection of these structures with EW trending ones. Samples were taken as channel or composite over an area of 5 x 5 m: 10% of the samples have returned values greater than 1 g/t Au with a high of 2.9 g/t Au. Mineralization is composed of oxide (limonite-goethite-hematite), silica and no sulphides are visible.

The significance to investors of the results to-date of the sampling program are that they indicate specific targets for drilling, which assists Paramount in determining where to drill the first 2000 meters as planned in phase 3 of the exploration program. Investors should understand that the results reported to-date are preliminary and do not in any way indicate that a deposit has been identified.

III. La BLANCA PROPERTY, MEXICO

The La Blanca property consists of 4 concessions totaling 140 hectares located in the municipality of Guazapares in Southwestern Chihuahua, Mexico. Access is by the Chihuahua-Pacific railway, or by gravel road from Chuhuahua, or by light aircraft to the village of Tremoris.

The property lies in a shallow valley at an elevation of 1500 meters above sea level. Water is plentiful with rainfall averaging 100 cm per annum. The area lies in the geological province known as the Sierra Madre Occidental, a northwestern trending belt of Tertiary volcanic rocks that consists principally of flat-lying basalts, below, and zhyolites, above. The province hosts the Durango gold-silver belt, a productive precious metal district that includes quartz vein, lode and manto type deposits. La Blanca lies within this belt in the Guazapares camp, a formerly productive silver and gold camp that is chacterized by two sets of narrow quartz veins striking northwesterly and spaced approximately 2.5 km apart.

A 2-phase reverse circulation drilling program totaling over 5,500 meters in 50 holes has shown that an area of economic interest, the River zone, that is characterized by a vein and stockwork system in intensely kaolinised rhyolite tuff is present beneath a cover of overburden. Three distinct zones have been identified, an upper zone of intense weathering, a water table and a lower zone of hypogene ore, all of which are mineralized.

Drilling has indicated that the veins are usually less than 1.5 meters wide and are vertical, strile east-west and are spaced an average of 5 meters apart horizontally. They are flanked by haloes of stock work. The significance of this is that drilling has indicated a resource of approximately 29 million ounces of silver. It is important to note that this resource is not a proven reserve and will require further drilling, with the drill holes spaced 10 meters apart, before this resource can be categorized as a known reserve. Therefore, at the present time, there are no known reserves at La Blanca.

MARKET DESCRIPTION Gold and Silver:

Paramount is a precious metals exploration and development company. The gold and silver markets have been strong since 2001, where gold has increased from $268 per ounce to its current price of $465 and silver has increased from $4.58 per ounce to its current price of $7.70. Paramount expects the gold and silver markets to remain strong for the foreseeable future. That said, the Company’s lead asset, the San Miguel Groupings in Mexico, can be profitably mined as long as gold remains above $300 per ounce.

Mexico:

Mexico is currently the world’s 4th largest mineral producer. It is an ideal country for mining companies to operate given its stable government and inclusion in NAFTA. There are several world-class mines within a close proximity of the San Miguel property, including Glamis Gold’s newest and largest gold mine. The mine is on track to produce 170,000 ounces in 2005 with annual production projected to average 190,000 ounces of gold at an estimated total cash cost of $110 per ounce.

Gammon Lake Resource's Ocampo Gold-Silver Project is approx. 40 miles to the North. A positive feasibility study was completed in November 2004 indicating annual production to average 270,000 ounces gold-equivalent over the first seven years of mining, at a cash cost of US $151.74 per gold-equivalent ounce.

Palmarejo, (TSXV:PJO) is developing the nearby Palmarejo mine and has acquired all the ground surrounding San Miguel. Palmarejo has the old Palmarejo mine that has an inferred resource of 3.1 million ounce gold equivalent. Palmarejo's property around San Miguel is currently in an early exploration phase.

REGULATION

At San Miguel, a surface disturbance permit is required from SEMARNAP, the environmental regulatory agency of the Federal Mexican Government, for drilling and road building. A more comprehensive permit is required for exploitation from the same agency. Paramount is in the process of completing its application for a drilling permit for San Miguel and expects to submit this application by the end of January 2006. Included with the application is a copy of title verification, which Paramount has in place. Once the application has been submitted, the expected timeframe for approval of the drill permit is 30 days.

At the Linda property, a drilling permit and environmental permit are required for drilling. Paramount is filing for a "B" type drill permit which allows us to construct a 20 drill set up. The following are requirements: 1) Filling a report describing the work and any possible environmental contingencies; 2) Must include a social license or an agreement with the nearby population to conduct this work; 3) Must include the right to use water for drilling from the General Direction of Water Use; and 4) Filing the required document on day one at the regional office of the Ministry of Energy and Mines. Then, filing the same document with the reception stamp of the regional office at the central office (Lima) of the MEM. Then the MEM has 20 calendar days to issue the permit. Paramount has completed the application for the drill permit and will submit the application by January 20, 2006. The expected timing to obtain this permit is then 20 days from the date of submission.

The Company is not currently subject to direct federal, state or local regulation, other than regulations applicable to businesses generally in the Company’s field of endeavors. However, there can be no assurances that the Company will not be subject to such regulation in the future.

NUMBER OF EMPLOYEES

As of December 12, 2005, the Company has no employees. The Company will need to add employees and contractors in order to carry out its planned exploration activities on a go-forward basis.

The Company entered into an executive consulting agreement with Chris Crupi on April 18, 2005 to act as a Director, President and Secretary (Exhibit 10.4) . Mr. Crupi has committed to spend 50% of his time on his duties at Paramount, which include overseeing administrative and operations activities. In addition to his duties at Paramount, Mr. Crupi is also President and CFO of AmMex Gold Mining Corp., a private exploration company with a property in Mexico.

The Company entered into a consulting agreement on August 31, 2005 with one of its Directors, Charles W. Reed, who will act as exploration manager at the Company’s project in Mexico (Exhibit 10.5) . Mr. Reed has committed to spend a minimum of 50% of his time on his duties to Paramount Gold. Mr. Reed has also committed to spend the balance of his available time working as Chief Geologist for AmMex Gold Mining Corp., a private exploration company with a property in Mexico.

To assist Mr. Reed, the Company will need to engage the services of two contract geologists to map, sample and drill the property. In addition, an environmental permitting specialist will be required on a contract basis for permit application preparation. Heavy equipment contractors will be required for road and drill pad preparation and reclamation. A drilling contractor will be required to drill the test holes. Contractors will be required to complete metallurgical testing.

On December 20, 2005 the Company signed a consulting agreement with Alain Vachon (see Exhibit 10.10) . Mr. Vachon is the manager of exploration, South America for Paramount. He will devote 50% of his time to Paramount and 50% of his time to Gold Hawk Resources Inc., a public company trading on the TSX Venture Exchange.

To assist Mr. Vachon, the Company will need to engage the services of one contract geologist to map, sample and drill the property. In addition, an environmental permitting specialist will be required on a contract basis for permit application preparation and a heavy equipment contractors will be required for road and drill pad preparation and reclamation.

On December 12, 2005, the Company announced that John Simons had agreed to join the Company as a senior advisor (Exhibit 10.6) . Mr. Simons is a geologist who has had experience in the 1970s drilling multiple concessions on the San Miguel project. Mr. Simons will work on an as-

needed basis to assist Mr. Reed in determining the most appropriate drill targets at San Miguel. Mr. Simons has signed a consulting agreement that pays him $600 per day he works for Paramount, plus 50,000 restricted common shares of the Company. This compensation was agreed to based on the market value of Mr. Simons’ services.

For the period from inception to the date of this registration statement, the Company has had no revenues. Net operating losses up to and including September 30, 2005 amounted to $194,671.

Net cash provided by financing activities since inception was $829,000, being total proceeds raised in two separate private placement offerings. The first offering for total proceeds of $11,250 was raised in a private placement offering under Rule 504 of Regulation D of the Securities Act of 1933. The second offering for total proceeds of $527,750 was made under Regulation S of the Securities Act of 1933, and closed on October 12, 2005. The Company closed a further financing of $290,000 on December 12, 2005, bringing total proceeds of this offering to $817,750.

In order to complete our planned work program on the San Miguel Groupings, and our anticipated work program on the La Blanca and Linda properties, the Company will need to raise additional funds through the sale of additional equity securities.

Our auditors have expressed the opinion that in our current state, there is substantial doubt about our ability to continue as a going concern; however, we have enough operating capital to fund operations to the end of 2005.

AVAILABLE INFORMATION

With the filing of this registration statement, we are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

Item 2.

Management’s Discussion and Analysis or Plan of Operation.

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

We are an exploration stage company, whose goal is to be a strategic acquirer and developer of key gold and silver properties, internationally. The Company was reincorporated on March 29,

2005 and the fiscal year end is June 30, 2005. For the period from inception through to the end of the fiscal year, we had no revenues and incurred $1,773 of operating expenses.

The primary purpose of becoming a public company is to create a market in the Company’s securities to enhance our ability to raise capital to finance our exploration activities and mining property payments.

Chris Crupi, Director, President and Secretary was engaged on April 18, 2005 (Exhibit 10.4); and Bill Reed, Director and Manager of Exploration, Mexico signed a consulting agreement with the Company on September 12, 2005 (Exhibit 10.5) .

As of the date of this registration statement, the Company has cash on hand equal to $251,686. These funds will be used for property payments due on the San Miguel Groupings, pre-drilling work programs at the San Miguel and Linda projects, and general operating expenses.

PLAN OF OPERATIONS

SAN MIGUEL GROUPINGS: Over the next 12 months, Paramount is planning a 5 Phase exploration program, as follows:

Paramount is planning a 5-phase exploration program on the following 5 concessions at San Miguel: San Luis, Sangre de Cristo, El Carmen, Tres SSS and Las Tres BBB and Las Tres SSS (where the San Jose zone is located). It is important to note that the phases described below will overlap, for example, in the case where a target is defined in Phase 1 or 2, we may proceed to Phase 3 right away while still doing Phase 1 and 2 work on other parts of the concession.

Phase 1 of exploration activities involves detailed geologic mapping and rock chip sampling of outcrops every 5 meters on 40 meter spaced sample lines. Paramount commenced this phase in November 2005 and expects to complete work on all of the above noted concessions in April 2006. Thus far in this phase, Paramount has conducted a sampling program managed by Bill Reed on the Tres SSS concession at the San Jose zone. Mr. Reed has retained the services of an independent geologist and several contract workers to assist him in carrying out these sampling programs. Grid rock chip sampling of outcrops was done at San Jose over a 100 by 250 meter zone with samples spaced at 5 meter intervals on 40 meters spaced sample lines. This phase will continue until the surface expression of the silver-bearing zone is completely defined. In some areas this includes shallow hand dug surface trench to remove old dumps from small-scale historic mining operations that occasionally mask outcrops. Phase 2 is being done concurrently with Phase 1 activities where underground mine workings are accessible. This phase involves sampling accessible underground mine workings to further define drill targets. It is expected that phase 2 will last until April 2006. Phase 3 will involve application for drill permits and associated roads and drill pads. This process takes 10 days to complete the application for drilling and 30 days to get the application approved and the drill permits issued. Once the drill permits have been issued, Phase 4 will begin which includes drilling for 2 months. Phase 5 involves more drilling for subsequent 2 month period.

It is expected that Phase 1 of the exploration program will cost a total of $100,000, of which $30,000 has already been spent, Phase 2 will cost $40,000, Phase 3 will cost $8,000 and Phase 4 will cost $300,000 and Phase 5 will cost approximately $400,000 to $500,000. Paramount will determine whether to proceed with each successive phase of the exploration program upon completion of the previous phase, and upon analysis of results from that phase. It should be understood that even if Paramount completes all phases of our current exploration program and is successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit (a reserve).

LINDA: Over the next 12 months at Linda, the Company is planning a 3 Phase exploration program, as follows:

Paramount has planned a 3 phase exploration program at Linda managed by Alain Vachon. Assisting Alain Vachon are a number of contractors retained directly by Mr. Vachon. Paramount is trying to identify a heap-leach bulk gold deposit with gold grades that average 1 gram per tonne or higher.

Phase 1 of exploration activities involves detailed geologic mapping and rock chip sampling, followed by an Induced Polarization (IP) survey. Paramount has just completed phase 1 at a cost of $50,000.

Phase 2 will involve application for drill permits and associated roads and drill pads. Phase 2 commenced on January 16, 2005 and it is expected to cost $15,000. The timeframe to obtain a drilling permit is expected to be 20 days.

Phase 3 will involve 2,000 meters of drill testing of targets defined in pahse 1. Phase 3 will commence once the drill permit has been granted, which is expected to be by mid-February, 2006. Phase 3 will take 2 months and is budgeted to cost $240,000.

Paramount will determine whether to proceed with each successive phase of the exploration program upon completion of the previous phase, and upon analysis of results from that phase. It should be understood that even if Paramount completes all phases of our current exploration program and is successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit (a reserve).

Paramount has sufficient capital to complete phase 1 at San Miguel and fund Phases 2, 3 and 4 at San Miguel. The Company has completed phase 1 at Linda at a cost of $50,000 and has capital to fund phases 2 and 3 at Linda. It is important to note that the capital required to complete phase 5 at San Miguel will be dependent on the Company’s ability to raise additional financing. Should the Company be unable to raise additional capital, there will be significant doubt as to the likelihood of Paramount to continue as a going concern.

La BLANCA PROPERTY, MEXICO

It is Paramount’s objective to complete its due diligence as per the letter of intent signed December 8, 2005 with Drilling Consultants Inc. by January 20, 2006. This due diligence will be managed by Bill Reed, Paramounts’ Manager of Exploration, Mexico. Once Paramount is fully satisfied that the La Blanca property meets its criteria, Paramount will sign a definitive agreement and develop a work program for the property.

Until we finalize our due diligence, it is difficult to ascertain the scope of the work program or what budget will be required. Should Paramount decide to proceed with La Blanca, the Company has sufficient capital to fund the $150,000 property payment due on January 31, 2006, and the $125,000 property payment due on April 30, 2006; however additional capital will be required to make all subsequent property payments and fund an exploration program.

LIQUIDITY

As of Janaury 19, 2006, the Company had cash on hand amounting to $1,002,336.78. On October 2005, the Company raised an additional $527,750 through a private placement offering, with a second tranche of $290,000 which closed on December 12, 2005. On January 5, 2006, the Company raised a financing of $500,000 and on January 10, the Company raised an additional $500,000. Paramount believes that proceeds from this financing of $1,000,000 plus its cash on hand, shall be sufficient to fund operations until the end of May 2006.

Short-term:

From January 15, 2006 to May 31, 2006, Paramount expects to fund the following committments for which it has cash on hand to do:

1.	$150,000 payment to Drilling Consultants Inc. for the :La Blanca property on January 21, 2006 and $125,000 payment due April 30, 2006;

2.	$418,000 to complete phase 1 at San Miguel and fund phases 2,3 and 4 San Miguel;

3.	$50,000 payment to American Stellar on February 17, 2006 for San Miguel;

4.	$255,000 to fund phases 2 and 3 of the exploration program at Linda in Peru;

5.	$50,000 in general overhead and admin expenses associated with carrying on business as a public company.

Mid term: June 1, 2006 to December 31, 2006 San Miguel:

The Company will need to raise additional capital to fund phase 5 of their exploration program at a cost to $552,000. Once phase 5 is complete, Paramount will have spent $1 million which will qualify the Company to increase its equity in San Miguel to 55%.

Linda:

Parmount will need to raise additional capital to complete the 4000 meters of drilling required in order for Paramount to earn its 51% interest in the Linda project. The budgeted cost of 4000 meters of drilling is $120 per meter, totaling $480,000.

Operating costs:

Paramount has budgeted $15,000 per month to fund the costs of operating a public company, totaling $90,000 for this six-month period.

2007-2010 San Miguel:

Paramount cannot determine a budget past 2006 until it receives results from its exploration activities in 2006.

Linda:

Paramount cannot determine a budget past 2006 until it receives results from its exploration activities in 2006.

La Blanca:

Should Paramount elect to proceed with La Blanca, the Company is obligated to make payments as follows from 2007 to 2010:

1.	$200,000.00 (Two hundred thousand dollars) due on January 30, 2007

2.	$210,000.00 (Two hundred ten thousand dollars) due on February 10, 2007

3.	$150,000.00 (One hundred fifty thousand dollars) due on April 30, 2007

4.	$210,000.00 (Two hundred ten thousand dollars) due on May 10, 2007

5.	$225,000.00 (Two hundred twenty five thousand dollars) due on September 10, 2007

6.	$225,000.00 (Two hundred twenty five thousand dollars) due on January 10, 2008

7.	$250,000.00 (Two hundred fifty thousand dollars) due on May 10, 2008

8.	$250,000.00 (Two hundred fifty thousand dollars) due on September 10, 2008

9.	$325,000.00 (Three hundred twenty five thousand dollars) due on January 10, 2009

10.	$325,000.00 (Three hundred twenty five thousand dollars) due on May 10, 2009

11.	$435,000.00 (Four hundred thirty five thousand dollars) due on September 10, 2009

12.	$435,000.00 (Four hundred thirty five thousand dollars) due on January 10, 2010

Operating costs:

Paramount has budgeted $25,000 per month to fund the costs of operating a public company, totaling $300,000 annually. The increase is in part due to the fact that we are budgeting a salary for Chris Crupi at $5,000 monthly to commence in 2007.

To the extent the Company requires additional capital, it intends to raise capital through additional private offerings of its Common Stock. However, there can be no assurances that the Company will be able to successfully complete such private offering.

CAPITAL EXPENDITURES AND COMMITMENTS

The Company has an obligation to pay Bill Reed $3,000 monthly plus $300 per day for each day he works over 10 days on any given month. Given Mr. Reed’s commitment to spend 50% of his time at Paramount, the Company has budgeted the monthly sum of $5,000 for Mr. Reed’s services.

As per the terms of its consulting contract with Alain Vachon, the Company is not obligated to pay Mr. Vachon any fee, however he was issued 250,000 restricted shares of Paramount’s common stock. See Exhibit 10.10.

Until such time as Paramount has raised significantly more money, defined to be a financing in excess of $2 million, Mr. Crupi has agreed to waive any salary or benefits. At such time as a significant financing is completed, a salary of $60,000 per annum will commence.

The Company did not make any capital expenditures from its inception to December 31, 2005. Future required payments are set out below.

SAN MIGUEL GROUPINGS Property Payments:

To-date, Paramount has made payments to American Stellar totaling $350,000. An amendment was made on November 30, 2005 to the agreement signed between Paramount and American Stellar on August 3, 2005 which replaces the obligation of Paramount to make a payment to American Stellar of $100,000 on or before November 30, 2005 to now obligate Paramount to make a payment to American Stellar of $50,000 on December 17, 2005 and another payment of $50,000 on February 17, 2006 in order to increase its equity in San Miguel from 25 % to 35%. The Company made the $50,000 payment on December 17, 2005 and has cash on hand to make the $50,000 payment on February 17, 2006.

In addition, Paramount must make annual payments in August of each year, commencing in 2006, to American Stellar of $50,000 to maintain its interests in the San Miguel Groupings.

Exploration Commitments:

Paramount must spend $1,000,000 on exploration at San Miguel on or before February 28, 2007 to increase its equity interest to 55% and an additional $1,500,000 on or before February 28,

2008 to increase its equity interest to 70%. To date, the Company has spent $30,000 during phase 1 of the exploration program at San Miguel, and has budgeted an additional $418,000 to complete phases 1, 2, 3 and 4. The Company has sufficient funds to fund this work. The Company will need to raise additional capital to fund phase 5 at a cost to $552,000. Once phase 5 is complete, Paramount will have spent $1 million which will qualify the Company to increase its equity in San Miguel to 55%.

YOQUIVO PROPERTY, CHIHUAHUA, MEXICO

Property Payments:

To-date, Paramount has made a deposit payment to Sydney Resource Corporation of $10,000.

Paramount elected, after completing its due diligence, not to proceed with the Yoquivo property and is not obligated to make any additional payments.

LINDA PROPERTY, PERU Property Payments:

There are no property payments required as per the terms of the Letter of Intent.

Exploration Commitments:

Paramount must complete a 2000 meter drill program within 12 months of the signing of a definitive agreement, which was signed on December 19, 2005. (Exhibit 10.9) . Paramount must complete an additional 4000 meter drill program within 24 months of the signing of a definitive agreement.

At Linda, Paramount must drill a total of 6000 meters at a cost of $120 per meter, totaling $720,000, in order to earn its 51% interest in the Linda property. Paramount has sufficient capital to fund the first 2000 meters of drilling, however the Company will need to raise additional capital to complete the balance of the 4000 meters of drilling required in order for Paramount to earn its 51% interest in the Linda project.

La BLANCA PROPERTY, MEXICO

On signing the Letter of Intent with Drilling Consultants Inc., Paramount made a payment of $50,000 to Drilling Consultants. Should Paramount elect, after completing its due diligence, to proceed with the LaBlanca property, Paramount will be obligated to pay 100% of the following property payments:

1.	$150,000.00 (One hundred fifty thousand dollars) due on January 31, 2006 at the time of signing a definitive purchase and sale agreement.

2.	$125,000.00 (One hundred twenty five thousand dollars) due on April 30, 2006

3.	$180,000.00 (One hundred eighty thousand dollars) due on June 10, 2006

4.	$125,000.00 (One hundred twenty five thousand dollars) due on July 30, 2006

5.	$200,000.00 (Two hundred thousand dollars) due on October 30, 2006

6.	$180,000.00 (One hundred eighty thousand dollars) due on November 10, 2006

In addition, Paramount will be obligated to pay 80% of the following property payments:

13.	$200,000.00 (Two hundred thousand dollars) due on January 30, 2007

14.	$210,000.00 (Two hundred ten thousand dollars) due on February 10, 2007

15.	$150,000.00 (One hundred fifty thousand dollars) due on April 30, 2007

16.	$210,000.00 (Two hundred ten thousand dollars) due on May 10, 2007

17.	$225,000.00 (Two hundred twenty five thousand dollars) due on September 10, 2007

18.	$225,000.00 (Two hundred twenty five thousand dollars) due on January 10, 2008

19.	$250,000.00 (Two hundred fifty thousand dollars) due on May 10, 2008

20.	$250,000.00 (Two hundred fifty thousand dollars) due on September 10, 2008

21.	$325,000.00 (Three hundred twenty five thousand dollars) due on January 10, 2009

22.	$325,000.00 (Three hundred twenty five thousand dollars) due on May 10, 2009

23.	$435,000.00 (Four hundred thirty five thousand dollars) due on September 10, 2009

24.	$435,000.00 (Four hundred thirty five thousand dollars) due on January 10, 2010

If Paramount elects to not make any of the above property payments, they will forfeit all interests in the La Blanca property.

RISK FACTORS

Paramount is an exploration stage company which has as its core business, precious metals exploration. There is no assurance that a commercially viable mineral deposit exists on any of our existing properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. Further, the probability of one of the Company’s properties ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability our properties do not contain any reserves, and any funds spent on exploration will probably be lost.

It should be noted that the Company has no revenues and no employees and our auditors have expressed substantial doubt regarding our ability to continue as a going concern.

The Company is dependent upon key management employees.

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company’s growth will depend on the efforts of its Senior Management, The Company has no key-man life insurance. The two officers and directors are only affiliated with the Company under consulting agreements, they are not employees of the Company. Mr. Crupi has no experience operating a public mining company. The risk to investors is that in the event of departure of Mr. Crupi, Mr. Reed, and Mr. Vachon from the Company there will be no management left to achieve the Company’s business plan. The Company has mitigated this risk to some extent by providing stock based incentive to its two officers and directors as well as to Mr. Vachon.

The Company has no revenues and no employees and our auditors have expressed substantial doubt regarding our ability to continue as a going concern. Furthermore, the probability of one of the Company’s properties ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability our properties do not contain any reserves, and any funds spent on exploration will probably be lost.

Management and directors are associated with other resource companies.

Both Chris Crupi, President and Bill Reed, Manager of Exploration, Mexico are affiliated with Paramount under Consulting Agreements. In addition, both have a commitment to AmMex Gold Mining Corp., a private mining company, with operations in Mexico that will only allow them both to spend 50% of their time performing services for Paramount. This lack of time availability will require both Mr. Crupi and Mr. Reed to engage the services of other contractors and consultants to assist them in carrying out their duties. Furthermore, given their other commitments, management and directors may not devote sufficient time to achieving the Company’s business plan which may result in a reduction in shareholder value to the investors. Further, Mr. Crupi has no prior experience operating a public company. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Such conflicts of interest may cause the directors to inherently decide against the interests of the Company in favour of other interests thereby resulting in a loss of shareholder value to investors. This risk is mitigated to some extent by law which requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company has no revenues and no employees and our auditors have expressed substantial doubt regarding our ability to continue as a going concern. Furthermore, the probability of one of the Company’s properties ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability our properties do not contain any reserves, and any funds spent on exploration will probably be lost.

The market for the Company’s common stock is both subject to price and volume volatility.

The Company’s stock is quoted on the Pink Sheets under the trading symbol PGDP; however, an active trading market has not yet commenced. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry in general (i.e., price fluctuation/high production costs/accidents). The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations. Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

The Company will require additional financing for ongoing business activity and there is no assurance that the Company will be available to raise such financing.

The Company is engaged in the business of exploiting mineral properties. In recent years, the securities markets in the United States has experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, has experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. The Company believes it has sufficient funds to continue operations until January 31, 1006. If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production. The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.

The Company has a history of losses.

The Company has a history of losses. As at September 30, 2005, the Company has cumulative net losses of $196,444 and no revenue. Further, the Company expects to continue to incur losses for at least the next two years, which is the earliest possible date that the Company could start producing revenues. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand work on the Company’s principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules.

Paramount is deemed a penny stock. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

The Company and operations are subject to the further risks as set out herein.

Our operations are subject to significant risks and uncertainties. In making any investment decision regarding our common stock, any shareholder or potential investor, should carefully consider the following highly significant factors, and the other factors described in this annual report. The risks associated with an investment in our stock include, but are not limited to:

1.	Volatility of commodity (gold) prices;

2.	Volatility of our stock prices and the lack of an established broad market for our securities;

3.	Environmental risks associated with mining activities;

4.	The lack of probable or proven mineral reserves as defined by Industry Guide 7 of the SEC

Regulations on any of our properties;

5. The risks and difficulties associated with international operations in general, and operations in Mexico, in particular, which risks include, but are not limited to, political volatility and currency fluctuations;

6.	The concentration of our assets in a single district in Chihuahua, Mexico; and

7.	The significant dependence on management and the manager of exploration, Mexico.

Prospective investors and current shareholders should also be aware of the following prospective developments with respect to our operations and the hurdles that we continue to face in successfully accomplishing our business objectives. As a result of foregoing factors and those listed below, we have not yet established a mineable reserve, nor have we produced gold in commercial quantities on a profitable basis, and we continue to be an "exploration stage" company as that term is defined in SFAS No. 7 and Industry Guide 7 promulgated under the Securities Act of 1933.

The Company may not be able to support its exploration cost commitments.

Paramount must spend $1,000,000 on exploration within 18 months of the signing of a definitive agreement in order to earn its 55% interest in the San Miguel property in Mexico, and a further $1,500,000 on exploration within 36 months of the signing of a definitive agreement in order to increase its equity interest to 70%.

The Company's ability to manage its future growth, if any, will require it to continue to implement and improve its operational, financial and management information systems and control and to hire and train new employees, including management and technical personnel, and also to motivate and manage its new employees and to integrate them into its overall operations and culture.

Although the management team has successfully grown other companies, there can be no assurance that the Company will be able to perform such actions successfully. The Company's failure to manage growth effectively would have a material adverse effect on the Company’s results of operations and its ability to execute its business strategy. Specifically, the Company’s challenges in managing growth relate to our ability to attract and retain key contractors and consultants to assist Bill Reed with the exploration programs in Mexico, and to assist Mr. Crupi in operating Paramount as a public company. If the Company is not successful in attracting such key talent, Paramount will face significant risk in its attempts to develop its properties and operate as a public company.

There has not been a public market for the Company’s shares and none is anticipated to develop in the near future.

It is unlikely that a regular trading market will develop in the near term or that, if developed, it will be sustained. In the event a regular public trading market does not develop, any investment in the Company’s Common Stock would be highly illiquid. Accordingly, an investor in the Company may not be able to sell their Shares readily.

The Company has not paid any dividends or made distributions to its investors and is not likely to do so in the foreseeable future.

The Company presently intends to retain earnings for use in its business. Additionally, the Company may fund a portion of its future expansion through debt financing, and a condition of such financing may prohibit the payment of dividends while the debt is outstanding. Therefore, management's goal is to build value by increasing the size of the business and not by paying dividends.

Item 3. Description of Property.

At present, the Company’s registered office is in the United States located at 7251 West Lake Mead Blvd., suite 300, Las Vegas NV 89128. It is anticipated that once the Company adds to its management team, it will establish a corporate office in the United States.

Item 4.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of September 30, 2005, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

	Name and Address of	Common Stock	Percent of
Title of Class	Beneficial Owner	Outstanding	Outstanding

Common	Christopher Crupi
	Director, President and	3,300,000 SHARES	11.4%
CFO

2029 Rolling Brook
Drive, Ottawa, Ontario,
Canada K1W 1C9

Common	Charles William Reed
	Director	250,000 SHARES	1.0%

	4905 North Calle Faja
	Tucson, AZ 85718

5% Beneficial Holders

Common

N/A

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, if applicable, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

There are currently no options, warrants, rights or other securities conversion privileges granted to our officer, directors or beneficial owner and no plans to issue any such rights in the future.

Item 5.

Directors and Executive Officers, Promoters and Control Persons.

The Company discloses that they have one financial expert, Mr. Chris Crupi, to serve on the audit committee. The Company also discloses that Mr. Crupi is an officer of Paramount and therefore is not independent.

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows:

Name	Age	Position(s)	Date Appointed
-------	-----	------------	------------------
Christopher J. Crupi	36	Director, President and	April 18, 2005
		Secretary
Charles W. Reed	62	Director	September 12,
			2005

MANAGEMENT

The Paramount management team currently consists of Christopher Crupi as President, Bill Reed as Manager of Exploration, Mexico, and Alain Vachon as Manager of Exploration, South America. In addition, Mr. John Simons is a special advisor to the Company. The management team will be expanded as additional funding is secured.

Christoper Crupi, Director, President and Secretary

Mr. Crupi has served as a Director and President of Paramount Gold Mining Corp since April 2005. In addition to his duties at Paramount, Mr. Crupi is currently the financial advisor to Concert Industries Limited; a TSX listed company with operations in Canada, USA and Germany. He is presently the Project Manager for the restructuring of the company including dealing with investment bankers on divestiture options, liasing with banking syndicates and their advisors in daily, weekly, and monthly internal reporting and quarterly reporting to the exchange.

From 2000 to 2004, Mr. Crupi served as Vice President Advisory Services for

PricewaterhouseCoopers. He was project manager for the monitoring and sales of the Ottawa Senators Hockey Club to Capital Sports (owned by Eugene Melnyk, Chairman of Biovail Corporation). He raised debtor in-possession financing from CIBC and Fleet Bank (US $21 million). He was successful in the sale of the hockey team and arena for $120 million in August 2003. Mr. Crupi assumed operational control of White Rose Crafts and Nursery, a publicly traded Ontario based chain with 32 retail locations. He was responsible for all head office functions. Mr. Crupi served as Financial Advisor to Dynasty Components Inc.; a publicly listed (TSX) high technology client with assistance in negotiating with secured lender, preparation of cash flow projections, review of financial statements and reporting to the exchange. Mr. Crupi assumed overall control of Kraus Industries located in Winnipeg, Manitoba. He marketed this natural gas filling station manufacturer for sale around the world (103 expressions of interest were received). He prepared the investment banking book on the company, set up data room and negotiated an acceptable asset purchase agreement and concluded a successful Management buy-out of the company.

In February 2002, Mr. Crupi acted as first CFO for Infoterra Corporation, which included the preparation of annual tax filings and income tax returns. On a contingency basis, he personally raised $1million of venture capital to fund software development.

From 1996 to 2000, Mr. Crupi worked as Manager, Corporate Finance and Restructuring Services for Ernst and Young where he acted as Project Manager for the Canadian Red Cross Society in the restructuring of the company, including raising of $50 million in debtor in-possession financing and preparation of business plan for this operation with $500 million in annual revenues. Mr. Crupi performed analysis of financial position and reporting of results to board of governors, negotiation of assets sale of blood assets to Canadian Blood Services and debt restructuring of over $5 billion in contingent claims from blood victims. In 1999, Mr. Crupi assisted the CEO of Agiss Software Corporation listed on the (OTC) with divestiture options and advice on communications of results to marketplace. In 1997, Mr. Crupi was retained by Datelinx Corporation to advise this publicly listed (ME) client with options for merger/divestiture. This included financial review of affairs of the company and assistance to legal counsel. In 1997, Mr. Crupi acted as senior staff auditor for KPMG including preparation and audit of financial statements and year-end income tax returns for public and private companies. In 1993 Mr. Crupi was an Investment Advisor with Royal Trust Corporation. From 1988 to 1993 Mr. Crupi was a political advisor for the Office of the Deputy Prime Minister and Minister of Finance; Special Assistant to The Honourable Don Mazankowski. His duties included speech writing, correspondence, and research for daily question period in House of Commons. He also Assisted with writing the annual Budget Speech for Minister of Finance.

Mr. Crupi holds a Bachelor of Commerce degree with a Major in Finance and Minor in Management, from the University of Ottawa. He also obtained his Chartered Accountant designation with a score in the top ten of all candidates in region.

Charles William (Bill) Reed, Director & Manager of Exploration, Mexico

Mr. Reed is a senior geologist with more than 30 years in the mining industry, exploring for disseminated and high grade vein gold-silver, porphyry copper-molybdenum, and volcanogenic and replacement polymetallic deposits in United States, Mexico, Latin America and Africa. He is directly involved in the discovery and development of numerous mines which have produced more than 2 million ounces of gold. Mr. Reed is fluent in Spanish with an appreciation for diverse cultures.

He has extensive experience in:
Reconnaissance and Project Generation
Rock and Soil Geochemistry/Geophysics
Target Definition and Land Acquisition
Personnel Management
Exploration Design and Management
Budgeting and Account Management
Drill Testing and Logistics
Environmental Compliance
Project Management
Negotiating, Contracting and Permitting
Geological Mapping and Sampling
Field Work and Evaluations

From 1998 to 2004 Mr. Reed was Chief Geologist for MINERA HECLA S. A. de C. V. Guadalupe Victoria, Durango, Mexico. He managed, prepared budgets, designed and supervised regional and mine area exploration programs for high grade vein and low grade bulk tonnage gold and silver deposits in Mexico. He supervised detailed exploration at the Noche Buena project, Sonora, and the San Sebastian silver and gold mine, Durango with approximately 700,000 oz. of 1 gram per ton gold mineralization drill indicated. He initiated the contact that resulted in the acquisition of

Monarch Resources which included the San Sebastian silver-gold project in Mexico and the El Camorra gold mine in Venezuela. Mr. Reed designed and supervised the detailed trenching program on the Fracine vein that proved the continuity of mineralization prior to a production decision. He also discovered and drilled the Don Sergio vein that was later put into production.

From 1993 to 1998 Mr. Reed was regional geologist for ECHO BAY EXPLORATION, INC., Reno, NV. He designed, implemented and supervised exploration for bulk tonnage gold and silver deposits in Mexico, and assisted in developing similar programs in Central America. He planned, budgeted, negotiated, contracted, permitted, hired, and organized projects, and supervised a team of senior geologists throughout Mexico. He examined and reviewed numerous properties; recommended acquisition of Paradones Amarillos, San Antonio-Las Colinas, Zuloaga and Dolores gold-silver properties. Totaling resource of more than 2.5 million ounces of gold and 44 million ounces of silver drill indicated from his recommended acquisitions. From 1983 to 1993 Mr. Reed was a consulting geologist in Tucson, AZ. He provided independent consulting to numerous domestic and international clients. Mr. Reed designed and managed base and precious metal exploration in southern Mexico for Minera Kennecott; located and denounced the Noche Buena Gold prospect in northwestern Sonora, Mexico for USMX; assisted in land acquisition, exploration, development and financing of Carson Hill Gold Mine, Angels Camp, CA; participated in evaluation, land acquisition and exploration of numerous prospects in Mother Lode, including the Ramaagagi-Costa and Gold Cliff properties; performed extensive reconnaissance, detailed follow-up, property acquisition, drill testing of prospects and environments permissive to disseminated gold mineralization in California, Arizona, Idaho, Oregon and Nevada; studied prospective areas in Mexico, Central America and the West Indies for disseminated gold-silver mineralization, including extensive field work in Sonora, Mexico and N.W. Panama; interim Project Manager during final exploration phase at Koron Placer Gold Project in N.E. Guinea (French West Africa) including ore reserve calculations, logistics, overseeing engineering and drilling personnel, detailed geologic mapping and sampling of lode prospects associated with placer gold occurrences along the Guinea-Mali Border; participated in Guggenheim funded study of structural elements of the Cordillera Blanca in Central Peruvian Andes.

From 1976 to 1983 Mr. Reed was the senior geologist for OCCIDENTAL PETROLEUM, Tucson, AZ. He evaluated and defined disseminated lode gold, silver, copper and molybdenum deposits in Western United States and Mexico, including reconnaissance mapping and sampling, detailed mapping, rock and soil geochemistry/geophysics, prospect evaluation, target definition, drilling logistics, land acquisition, planning and personnel management. He also performed initial evaluation of Alligator Ridge, Nevada and first drill testing at Goldstrike, Utah. From 1972 to 1973 Mr Reed was a research assistant performing geochemical modeling of porphyry sulfide systems in varied lithologic environments, including analysis of chemical and minearalogic parameters of hydrothermal systems. He collected and compiled geochemical and mineralogical data from Kennecott properties. He also assisted with detailed studies of skarn mineralization at Chino Mine, Silver City, New Mexico. From 1968 to 1976 Mr. Reed was an assistant research geologist for KENNECOTT EXPLORATION, Salt Lake City, UT and Costa Rica. There he discovered and evaluated volcanogenic precious and base metal deposits in the West Indies, and reconnaissance for porphyry copper-molybdenum deposits in Western United States. He performed leach capping evaluations, detailed and regional mapping, rock and soil geochemistry, target definition, drilling logistics, prospect evaluations, regional structural studies, alteration zoning studies, and budget planning. From 1969 to 1972 Mr. Reed was a geologist in Costa Rica, where he conducted exploration program for porphyry copper-molybdenum deposits in Central America. He planned and conducted regional reconnaissance exploration, mapping, stream geochemical surveys and target definition in Costa Rica and Honduras. From 1968 to 1969 Mr. Reed was a research assistant where he drafted and conducted petrographic studies. He assisted in hydrothermal alteration research, X-ray studies, mineral identifications and literature searches. From 1967 to 1968 Mr. Reed was a geologic assistant with KENNECOTT COPPER CORPORATION, Eureka, Utah, Burgin Mine, Tintic Division. He assisted in various phases of mine geology and district exploration; maintained mine maps, plans and sections current, underground mapping, core logging, drilling logistics, and compilation of geologic data for Tintic District; Calculated ore grades and reserves. Mr. Reed holds a bachelors of Science Degree, Mineralogy from the UNIVERSITY OF UTAH, Salt Lake City, UT. In 1969 he completed an intensive Spanish Program at the INSTITUTE DE LENGUA ESPANOLA San Jose, Costa Rica.

Mr. Alain Vachon, Manager of Exploration in South America.

Alain Vachon, P.Eng., Geologist has 30 years of experience. Since 2002, he has worked as an independent Consulting Geologist and Exploration Manager. From 1997 to 2001 he was Exploration Manager for Sulliden Exploration, where his work on the Mario property in 2000 led to the nomination for the prestigious “Prospector of the Year” award in Peru. Prior to these accomplishments, Mr. Vachon worked as a Senior Geologist for both Barrick Gold (NYSE: ABX) and the recently renamed Noranda Falconbridge (NYSE: FAL, $26.31, market cap of $7.9 billion).

During the success of his past 30 years, Mr. Vachon has participated in managing all aspects of a diverse set of exploration programs, including planning, supervision of field work, preparation of technical reports (43-101), property evaluation and negotiation of option terms. He has managed and evaluated exploration and development projects, located in Canada, Peru, Zaire, Cuba and Republic Dominica focusing on gold and base metals in geological settings such as volcanogenic massive sulphides, lode gold, epithermal, porphyry copper-gold and skarn-carbonate replacement.

Mr. John Simons, Special Advisor

John Simons obtained a B.S. Mining Engineer from Mackay School of Mines, University of Nevada, Reno in 1948 and is also a graduate of courses in mining geology from the University of California, Berkeley California. He is a Registered Professional Geologist from Wyoming with more than fifty years experience in mineral exploration, mineral property evaluation, and development. His experience includes the business and legal aspects of exploration and mineral development, particularly in the western United States and Mexico.

Currently Mr. Simons is President, Simons Associates, Inc., Mineral Consultants and is a Member of the Advisory Board: Wyoming State Geological Survey. He is a partner in a number of Private Corporations that own developed mining deposits and producing mines in Mexico and the western United States.

Previous to this his past experience includes Senior Mining Geologist, Union Pacific Corp., Natural Resources Division, Laramie, as Mining Geologist, Southern Pacific Land Co. San Francisco, CA and Mining Engineer, Kennecott Copper Corporation. He conducted mineral exploration and training of geologists in a joint venture of the United Nations and the CNNR of Mexico (Mexican Geological Survey). In 1964, Mr. Simons, together with a young CNNR geochemist, Jose Luis Lee, initiated exploratory work at an undeveloped prospect which later became the La Caridad copper-molybdenum deposit, now the largest mining and smelting operation in Mexico, with more than 4000 employees.

Item 6. Executive Compensation.

The officer and directors are under consulting contracts to the Company and are not currently party to any employment agreements and we do not presently have any pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans. There are presently no personal benefits available to directors, officers or employees.

The Company did enter into an executive consulting agreement with Chris Crupi on April 18,
2005 to act as a Director, President and Secretary (Exhibit 10.4). The scope of services to be provided by Mr. Crupi to the Company include:

1.
Act as the senior manager of the Company;
2.
Engage other management to fill key positions such as exploration managers;
3.
Engage consultants where required (ie. Communications);
4.
Respond to investor inquiries;
5.
Long term strategic planning;
6.
Risk management;
7.
Financial reporting;
8.
Act as corporate secretary to the corporation;
9.
All dealings with securities commissions, stock exchanges, transfer agents, solicitors, auditors, etc.;
10.
Audit committee; and
11.
Other matters as required from time to time.
12.
Mr. Crupi was issued 3,300,000 restricted 144 stock of the Company as a founder. At the present time, there is no additional compensation including any cash compensation will be to be paid to
Mr. Crupi for these services. The previous director of the Company, Alex Kaplun, negotiated the terms of Mr. Crupi’s stock issuance which took into consideration the previous director’s pending resignation, the reincorporation of the Company and name change to Paramount Gold Mining
Corp., and Mr. Crupi being named president and director.

The Company did enter into a consulting agreement on August 31, 2005 with one of its Directors,
Charles W. Reed, who will act as exploration manager at the Company’s project in Mexico
(Exhibit 10.5). The agreement calls for a monthly payment to Mr. Reed of $3,000 plus $300 per day for each day he works in a given month in excess of 10 days. In addition, Mr. Reed was issued 250,000 shares of restricted 144 stock by the Company as part of his contract.

The following table sets forth our current compensation commitments going forward. There has been no officers’ salary or bonus paid up to the date of this registration statement.

	Annual Compensation				Long-Term Compensation

							Pay-
					Awards		outs

				Other				All
					Restricted	Securities
Name and				Annual				Other
		Salary	Bonus		Stock	Under-lying	LTIP
Principal	Year			Compen-				Compen-
		($)	($)		Award(s)	Options/SARs	Payouts
Position				sation				sation
					($)	(#)
				($)				($)

Christoper	2005	$0	$0	$0	3,300,000	0	0	0
J. Crupi	2006	$0	$0	$0	0	0	0	0
(Director,	2007	$60,000	$0	$0	0	0	0	0
President
&
Secretary)
	2005	$12,000	$0	$0	250,000	0	0	0
Bill Reed,	2006	$36,000	$0	$0		0	0	0
Director	2007	$36,000	$0	$0		0	0	0

Item 7.

Certain Relationships and Related Transactions.

On September 12, 2005, a total of 3,300,000 shares of Restricted Common Stock were issued to one of our directors, Chris Crupi. Mr. Crupi was the founder of Paramount and as such was issued a significant interest in the capital stock of the Company.

On September 12, 2005, a total of 250,000 shares of Restricted Common Stock were issued to one of our directors, Charles W. Reed, as part of his consulting agreement with the Company (see Exhibit 10.6) . When determining the number of shares issued to Mr. Reed, the Company took into account the risk associated with Mr. Reed’s commitment of 50% of his time and the fact the Company was paying Mr. Reed at a rate of $300 per day which is below market rates for a geologist with his experience.

On December 12, 2005, the Company announced that John Simons had agreed to join the Company as a senior advisor. Mr. Simons is a geologist who has had experience in the 1970s drilling multiple concessions on the San Miguel project. Mr. Simons will work on an as-needed basis to assist Mr. Reed in determining the most appropriate drill targets at San Miguel. Mr. Simons has signed a consulting agreement that pays him $600 per day he works for Paramount, plus 50,000 restricted common shares of the Company. This compensation was agreed to based on the market value of Mr. Simons’ services.

On December 20, 2005 the Company signed a consulting agreement with Alain Vachon (see Exhibit 10.10) . Mr. Vachon is the manager of exploration, South America for Paramount. He will devote 50% of his time to Paramount and 50% of his time to Gold Hawk Resources Inc., a public company trading on the TSX Venture Exchange. Mr. Vachon was issued 250,000 restricted shares of common stock.

Item 8. Description of Securities.

As of the date of this filing, there were 29,225,452 shares of Common Stock issued and outstanding, which are held by a total of XX73 stockholders of record. This total number of shares includes the following recent issuances:

1.	300,000 shares to American Stellar Energy Inc. as part of its option agreement;

2.	50,000 shares to Wyomex LLC. As part of its consulting agreement with John Simons;

In addition, the Company will be issuing shortly the following restricted stock:

1. 649,008 shares in relation to the private placement financing the Company recently closed;

2. 299,107 shares to Alpha Capital pursuant to its recent financings announced in early January 2006.

The above stock will all be subject to Rule 144.

COMMON STOCK

The authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs; (iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable.

[There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company or a change in type of business.]

NON-CUMULATIVE VOTING

The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

CASH DIVIDENDS

As of the date of this registration statement, we had not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

REPORTS

We will furnish audited annual financial reports to all of our stockholders, certified by our independent accountants, and will furnish un-audited quarterly financial reports, reviewed by the independent accountants.

TRANSFER AGENT

The transfer agent for the Common Stock is Manhattan Transfer Registrar Company located at P.O. Box 756, Miller Place, NY 11764.

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related
Stockholder Matters.

As of the date of this filing, there were a total of XX73 shareholders of record, holding a total of 29,225,452 shares of our Common Stock. Our stock is quoted on the Pink Sheets under the trading symbol PGDP; however, an active trading market has not yet commenced.

A total of 3,550,000 shares are held by our officer and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can only be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition.

A total of 11,250,000 shares were sold in private placement offering under Rule 504 of Regulation D of the Securities Act of 1933 to Accredited Investors.

There are currently no outstanding options, warrants to purchase or securities convertible into, our common stock.

Legal Proceedings. Item 2.

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

Item 3. Changes in and Disagreements with Accountants.

Cinnamon, Jang, Wilouhby & Company, independent chartered accountants, were retained on September 28, 2005 as auditor for Paramount, and there have been no disagreements between us and the firm.

     Recent Sales of Unregistered Securities. Item 4.

The Company has carried out the following sales of unregistered securities: the first offering for total proceeds of $11,250 being raised in a private placement offering under Rule 504 of Regulation D of the Securities Act of 1933 to Accredited Investors, which closed on June 25, 2005; a second offering for total proceeds of $527,750 was made under Regulation S of the Securities Act of 1933, which closed on October 12, 2005; and a further financing of $290,000 made under Regulation S of the Securities Act of 1933, on December 12, 2005. On January 5, 2006 Paramount announced a financing in the form of issuance of 156,250 restricted common shares to, an accredited investor, Alpha Capital Inc. of London, England, at a price of $3.20 per share for consideration of $500,000. On January 10, 2006 the Company announced an additional financing in the form of issuance of 142,857 restricted common shares to Alpha Capital Inc. at a price of $3.50 per share for consideration of $500,000.

Item 5. Indemnification of Directors and Officers.

The Corporation Laws of the State of Delaware and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. [Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.]

PART F/S

Paramount Gold Mining Corp. (An Exploration Stage Mining Company)

Consolidated Financial Statements Years ended June 30, 2005 and 2004

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the shareholders of Paramount Gold Mining Corp. (An Exploration Stage Mining Company)

The financial statements and the notes thereto are the responsibility of the management of Paramount Gold Mining Corp. (An Exploration Stage Mining Company). These financial statements have been prepared in accordance with United States generally accepted accounting principles.

Management has developed and maintained a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The financial statements have been audited by HLB Cinnamon Jang Willoughby LLP, the independent auditors, in accordance with auditing standards in the United States of America on behalf of the shareholders.

The auditors have full and unrestricted access to the Audit Committee.

“Christopher Crupi”

Christopher Crupi, CA President

Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Paramount Gold Mining Corp. (An Exploration Stage Mining Company):

We have audited the consolidated balance sheet of Paramount Gold Mining Corp. (An Exploration Stage Mining Company) as at June 30, 2005 and 2004 and the consolidated statements of income and cash flows for the years ended June 30, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether these statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2005 and 2004 and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 (b) to the financial statements, the Company has not started operations and requires financing that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 (b). These financial statements do not include any adjustments that might result from outcome of this uncertainty.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, BC October 10, 2005

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Balance Sheet

As at June 30, 2005 and 2004

(expressed in United States dollars, unless otherwise stated)

                                                                                              2005                       2004

Assets

Current assets

Cash                                                            $ 11,250              $    -

Stockholders’ Equity Capital Stock (Note 3) $13,023 -

 Deficit                                                         $1,773               $1,773

                                                                  $11,250                    -

 ====================================================

Signed on behalf of the Board of Directors

“Christopher Crupi” Director

“Charles William Reed” Director

The accompanying notes are an integral part of the financial statements.

Paramount Gold Mining Corp.
(An Exploration Stage Mining Company)
Statement of Operations
For the Year-Ended June 30, 2005 and 2004
(expressed in United States dollars, unless otherwise stated)

For the
	For the
		Cumulative since
Year-Ended
	Year-Ended
		Inception
June 30,		to
	June 30,

2005	2004

		June 30, 2005

Revenue
$-
	$-
		$-

Expenses:
Incorporation costs
-
	-	1773

Net Loss
-
	-
		1,773
Deficit, beginning
1,773
	1,773	-

Deficit, ending
$ 1,773
	$ 1,773	$1773

The accompanying notes are an integral part of the financial statements.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Statement of Cash Flows

For the Year-Ended June 30, 2005 and 2004

(expressed in United States dollars, unless otherwise stated)

For the
For the

Year-Ended
Year-Ended
June 30,
June 30,
2005

2004

FINANCING ACTIVITY

Proceeds from issuance of shares
$ 11,250

-

Net increase (decrease) in cash and cash equivalents
11,250
-
Cash and cash equivalents, beginning of year
-

-

Cash and cash equivalents, end of year
$ 11,250

-

Signed on behalf of the Board of Directors

The accompanying notes are an integral part of the financial statements.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements

(expressed in United States dollars, unless otherwise stated)

1 – Basis of Presentation:

a – Governing Statutes and Nature of Operations

The Company, incorporated under the General Corporation Law of the State of Delaware, is a natural resource company engaged in the acquisition, exploration and development of gold and precious metal properties. The corporation’s name was changed from PanelMaster, Corp. to Paramount Gold Mining Corp. on April 14, 2005.

b – Going Concern

The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon the continued financial support of its lenders and investors. The outcome of these matters cannot be predicted at this time.

Due to a lack of operational history, the Company must continue to obtain external investment capital and financing. Ongoing operations will be dependent upon the execution of the Business Plan and the successful listing of the Company on a public market.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue. The company is currently involved in refinancing capital assets and raising funds via share transactions.

c – Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2 – Principal Accounting Policies

The financial statements are prepared by management in accordance with generally accepted accounting principles of the United States of America. The principal accounting policies followed by the Company are as follows:

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements (Continued)

(expressed in United States dollars, unless otherwise stated)

2 – Principal Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less.

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets including cash approximate carrying value due to the short-term maturity of the instruments.

3 – Capital Stock

Authorized –

100,000,000 Common shares with $0.001 par value

Issued and fully paid –

Paid In
Shares

Capital

Balance, June 30, 2004 and 2003

(i)

Consolidation of shares – 1,000 old
                                                                        17,726,000                                    $1,773

common shares for 1 new common share
(17,708,274)

(ii)

Private placement
11,250,000 11,250

Balance, June 30, 2005
11,267,726 $13,250

(i)

On April 14, 2005 the Board of Directors approved a consolidation of the common issued and outstanding common shares on the basis of 1 new common share for each existing 1,000 common shares.

(ii)

On June 25, 2005 the company completed a private placement whereby 11,250,000 common stock were issued at a price of $0.001 per share.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements (Continued)

(expressed in United States dollars, unless otherwise stated)

4 – Related Party Transactions

There were no related party transactions in the year ended June 30, 2005 and June 30, 2004.

5 – Subsequent Events

Subsequent to year end the following events occurred:

Share Capital

On July 11, 2005 the Board of Directors approved a forward split of the issued and outstanding common shares on the basis of 2 new common shares for each existing common share.

Interest in San Miguel Groupings

The Company signed an agreement to acquire up to a 70% interest in the San Miguel Groupings located in Chihuahua, Mexico from Amermin S.A. de CV. The agreement also includes access to 50% of the processing capacity at the La Currita Mill located located approximately three kilometers from the property. The agreement calls for a payment of $400,000 to acquire a 35% interest. The Company can increase its interest to 55% by spending $1,000,000 on exploration and development within the first 18 months and to 70% by spending an additional $1,500,000 within the first 30 months.

Letter of Intent with Sydney Resource Corp.

On September 28, 2005 the Company signed a Letter of Intent with Sydney Resource Corp. to acquire up to a 75% interest in a property in the Yoquivo District, Chihuahua State, Mexico, subject to a 30 day due diligence period. Under the terms of the agreement the Company will issue to Sydney Resource Corp. 275,000 restricted shares and a nominal cash payment. The Company is also obligated to undertake an exploration commitment of $1,000,000 within 18 month to earn a 50% interest. The Company has an option to increase its interest to 60% by spending an additional $1,000,000 on exploration and development within the first 36 months with a further increase to 75% by issuing another 300,000 restricted shares to Sydney Resource Corp. and delivering a bankable feasibility study.

Paramount Gold Mining Corp.

(An Exploration Stage Mining Company)

Notes to Financial Statements (Continued)

(expressed in United States dollars, unless otherwise stated)

5 – Subsequent Events (Continued)

Letter of Intent with Minera ABX Exploraciones S.A., a subsidiary of Barrick Gold Corporation

On October 11, 2005 the Company and its newly formed Peruvian subsidiary, Compania Minera Paramount SAC, have signed a Letter of Intent with Minera ABX Exploraciones S.A. (“Minera ABX”), a subsidiary of Barrick Gold Corporation, to acquire a minimum 51% interest in the Linda property, located in the Department of Ayacucho, South Peru. The agreement calls for a two-year work commitment including 6000 metres of drilling, of which 2000 metres is a firm commitment during the first year of the deal. Once the Company has completed the drill program, it will have acquired a 51% interest in the property and will remain the operator of the project as long as it maintains a majority interest.

Minera ABX has been granted a back-in right to reach a 65% interest, exercisable at any time after the Company acquires its 51% interest in the property, if exploration work uncovers a gold resource greater than 2 million ounces. To earn its 65% interest, Minera ABX will reimburse the Company an amount equal to two times all exploration expenditures incurred by the Company and Minera ABX will become the operator of the project.

Agreements with Directors

The Company entered into an executive consulting agreement with Christopher Crupi effective April 18, 2005 and pursuant to the terms of the agreement he received 3.3 million shares of the Company subsequent to year end.

On August 31, 2005 the Company entered into a consulting agreement with Charles William Reed, who agreed to act as exploration manager (Mexico) and director of the Company. The agreement calls for a monthly payment to Mr. Reed in the amount of $3,000 plus $300 per day for each day worked in a given month in excess of 10 days. In addition, Mr. Reed was issued 250,000 shares of the Company.

[Attached as Exhibit 4.1 is the Consent of the Auditors regarding Form 10SB.]

[Attached as Exhibit 4.2 are audited financial statements for June 30, 2005.]

[Attached as Exhibit 4.3 are audited financial statements for September 30, 2005.]

PART III

See Index of Exhibits below

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Paramount Gold Mining Corp.

(Registrant)

Date: January 19, 2006

/S/ Christopher Crupi

By:

(Signature)
Christoper Crupi, President

Financial Statements for Quarter Ended September 30, 2005

The following is a summary of the financial disclosure as provided by our quarterly report for the three months ended September 30, 2005:

Results Of Operations for Three-Month Period Ended September 30, 2005

We incurred operating expenses in the amount of $194,686 for the three-month period ended September 30, 2005. At quarter end, we had cash on hand of $327,752. Our liabilities at the same date totaled $483,210.

OTHER INFORMATION

Item 1. Legal Proceedings

The Company is not a party to any pending legal proceeding. Management is not aware of any threatened litigation, claims or assessments.

Item 2. Changes in Securities

July 11, 2005 the Company’s outstanding common shares were forward split on the basis of 2 new common shares for each existing common share.

On October 12, 2005 61,660,000 common shares were returned to treasury.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

During the three-month period ended September 30, 2005, the Company did not file any current reports on Form 8-K.

Item 1. Index to Exhibits.

     The following exhibits required by Item 601 of Regulation SB are filed with this Registration Statement.

Exhibit

No. Description

3.1	Articles of Incorporation, dated March 29, 2005

3.2	Consent of the Board of Directors, dated April 18, 2005

3.3	Consent of the Board of Directors, dated May 23, 2005

3.4	Bylaws

4.1	Consent Letter from Auditors

4.2	Audited Financial Statements year ended June 30, 2005

4.3	Financial Statements for quarter ended September 30,2005

10.1	Letter of Intent between Paramount and Amermin S.A. de C.V.

10.2	Letter of Intent between Paramount and Minera ABX Exploraciones S.A.

10.3	Letter of Intent between Paramount and Drilling Consultants Inc.

10.4	Agreement between Paramount and American Stellar regarding La Blanca

10.5	Engagement Agreement with Christopher Crupi

10.6	Consulting Agreement with Bill Reed

10.7	Consulting Agreement with John Simons

10.8	43-101 Technical Report

10.9	Definitive agreement on Linda property (English version)

10.10	Consulting Agreement with Alain Vachon.

10.11	option agreement

Endnotes

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